

May 2, 2013

Via E-mail
Martin F. Jackson
Executive Vice President and Chief Financial Officer
Select Medical Holdings Corporation
4714 Gettysburg Road, P.O. Box 2034
Mechanicsburg, PA 17055

    Re: **Select Medical Holdings Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed February 26, 2013
                File No. 001-34465

Dear Mr. Jackson:

We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document.   In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
12. Segment Information, F-35

1. Refer to your specialty hospitals segment. Please provide us with a separate analysis of your long term acute care hospitals and your inpatient rehabilitation facilities demonstrating whether or not each one represents an operating segment under ASC 280-10-50-1. If both or either represent an operating segment, provide us with your analysis demonstrating why they are included as one reportable segment under ASAC 280-10. Please also provide us with an analysis demonstrating that there are no operating segments or components of an operating segment within the specialty hospitals segment that would represent a reporting unit under ASC 350-20-35 for your goodwill impairment testing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant